SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

To

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SMG INDIUM RESOURCES LTD.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.001 par value

(Title of Class of Securities)

78454K102

(CUSIP Number of Class of Securities)

Mary E. Paetzold

Chief Financial Officer

176 LaGuardia Ave.

Staten Island, New York 10314

(347) 286-0712

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Andrew P. Gilbert, Esq.

DLA Piper LLP (US)

51 John F. Kennedy Parkway, Suite 120

Short Hills, NJ 07078

(973) 520-2550

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$16,094,842.78	$1,870.23

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $16,094,842.78 in aggregate of up to 6,678,358 shares of common stock, par value $0.001 per share, at the tender offer price of $2.41 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Advisory No. 1 for fiscal year 2015, equals $116.20 per $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,870.23	Filing Party: SMG Indium Resources, Ltd.
Form or Registration No.: Schedule TO	Date Filed: October 30, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (this “Schedule TO”) filed on October 30, 2014 by SMG Indium Resources, Ltd., a Delaware corporation (“SMG” or the “Company”), as amended and supplemented by Amendment No. 1 to the Schedule TO filed with the Securities and Exchange Commission on November 12, 2014 (together, the “Schedule TO”). This Schedule TO, as amended by this Amendment No. 2, relates to the offer by the Company to purchase shares of its common stock, par value $0.001 per share (the “Shares”), up to an aggregate purchase price of $16,094,842.78, at a price equal to $2.41 per Share, net to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer was being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 30, 2014 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, as they may be amended or supplemented from time to time, constitute the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

The purpose of this Amendment No. 2 is to amend and supplement the Schedule TO. Only those items amended are reported in this Amendment No. 2. Except as specifically provided herein, the information contained in this Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged. This Amendment No. 2 should be read in conjunction with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following paragraph at the end thereof:

“On December 8, 2014, the Company issued a press release announcing the preliminary results of the Tender Offer, which expired at 5:00 p.m., New York City time, on December 1, 2014. A copy of the press release is filed as Exhibit (a)(5)(C) to this Schedule TO and is incorporated herein by reference.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(ii) Press release announcing the final results of the Tender Offer, dated December 8, 2014.

Item 12.	Exhibits.

(a)(1)(i)	Offer to Purchase, dated October 30, 2014, as amended. *

(a)(1)(ii)	Letter of Transmittal. *

(a)(1)(iii)	Notice of Guaranteed Delivery. *

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees. *

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees. *

(a)(5)(i)	Press Release, dated October 30, 2014. *

(a)(5)(ii)	Press release announcing the final results of the Tender Offer, dated December 8, 2014.
(b)	None.7

(d)	2008 Long-Term Incentive Compensation Plan (Incorporated by reference to Exhibit 4.6 to the Company’s Registration Statement on Form S-1 (File No. 333-165930) filed April 7, 2010).

(g)	None.

(h)	None.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No.2 to Schedule TO is true, complete and correct.

SMG INDIUM RESOURCES LTD.

/s/ Mary E. Paetzold
Name:	Mary E. Paetzold
Title:	Chief Financial Officer

Date: December 8, 2014

Index to Exhibits

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase, dated October 30, 2014, as amended. *

(a)(1)(ii)	Letter of Transmittal. *

(a)(1)(iii)	Notice of Guaranteed Delivery. *

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees. *

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees. *

(a)(5)(i)	Press Release, dated October 30, 2014. *

(a)(5)(ii)	Press release announcing the final results of the Tender Offer, dated December 8, 2014.
(b)	None.

(d)	2008 Long-Term Incentive Compensation Plan (Incorporated by reference to Exhibit 4.6 to the Company’s Registration Statement on Form S-1 (File No. 333-165930) filed April 7, 2010).

(g)	None.

(h)	None.

*	Previously filed.